Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation (the “Company”) #1510 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change September 9, 2009
Item 3	News Release The news release dated September 9, 2009 was disseminated through Canada Stockwatch and Market News.
Item 4	Summary of Material Change The Company announced that it has added an Exploration Manager to the Management team and commenced follow-up reconnaissance on its exploration program.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated September 9, 2009. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 9th day of September, 2009.

NEWS RELEASE

September 9, 2009	TSX Venture Symbol: CPQ

Canplats Adds To Management Team and Commences Follow-up Reconnaissance Exploration Program

Vancouver, B.C. - Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the appointment of Richard Dufresne, P.Geo., to the position of Exploration Manager.  Mr. Dufresne brings to Canplats more than 22 years of experience in the mineral exploration and development industry.  He previously worked with a number of major mining companies including Anglo American Exploration (Canada), where he was Senior Geologist responsible for managing exploration in Eastern Canada, and Falconbridge Ltd. (which was subsequently acquired by Xstrata), where he was involved in the exploration and development of the Raglan nickel mine.  Mr. Dufresne has considerable international exploration experience in Peru, Mexico, the Dominican Republic and the Ivory Coast.  He has participated in several new discoveries in the Raglan district of northern Quebec and the central lead-zinc-silver belt in Peru, where one discovery was recognized as the Mining Prospect of the Year by the Peruvian Mining Merit Awards Committee in 2002.  Mr. Dufresne graduated from the University of Montreal with a B.Sc. in geology and is a member of the Ordre des Geologues du Quebec (Geo) and the Association of Professional Geoscientists of Ontario (P.Geo.).

Mr. Dufresne will direct follow-up reconnaissance exploration activities at the 359,000 hectare (1,390 square miles) Camino Rojo project in north-central Mexico, where initial geological and geochemical exploration has identified several new prospective areas (please see news release dated May 28, 2009 and location maps at www.canplats.com).  These include the Cerro Verde area, where extensive replacement and structurally controlled jasperoid zones are associated with highly-elevated antimony, molybdenum, silver, lead and zinc and anomalous gold values over an area measuring 7 kilometers by 13 kilometers.  Further geological mapping, stream sediment sampling, prospecting, and geophysical surveys will be completed at Cerro Verde and several other large-scale target areas, including Calabazal, Jandel’s Quarry, Gomez Ranch, Camino Rojo Dos and Cardito.  The Camino Rojo project is considered to be highly-prospective for new discoveries and only a portion of the property has been investigated to date through systematic reconnaissance exploration activities.

The Camino Rojo project hosts measured and indicated resources estimated at 3.44 million ounces of gold and 60.7 million ounces of silver at the Represa Zone with additional inferred resources of 0.56 million ounces of gold and 7.6 million ounces of silver (see news release dated November 24, 2008 and table to follow).  Mineralization remains open for further expansion in both strike directions and to depth.

The Represa Zone is situated in flat terrain within an area of excellent infrastructure, less than 5 kilometers from a paved highway and high voltage power lines.  Canplats is actively pursuing the acquisition of surface rights in the Represa area.

For further information, contact:

Corporate Information:

Canplats Resources Corporation

R.E. Gordon Davis

Chairman and C.E.O.

Direct: (604) 629-8292

Canplats Resources Corporation

Bruce A. Youngman

President and C.O.O.

Direct: (604)-629-8293

Investor Inquiries:

Blaine Monaghan

Director, Investor Relations

Direct: (604) 629-8294

Toll-Free: (866) 338-0047

info@canplats.com

http://www.canplats.com

G2 Consultants Corporation

NA Toll-Free: (866) 742-9990

Tel: (604) 742-9990

Fax: (604) 742-9991

canplats@g2consultants.com

REPRESA MINERAL RESOURCE SUMMARY*

Category	Size	Grade				Gold Ounces (000’s)	Silver Ounces (000’s)
	Tonnes (Millions)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)
Measured	9.58	0.76	13.40	0.34	0.29	235	4,126
Indicated	153.81	0.65	11.44	0.37	0.18	3,210	56,582
Total M&I	163.39	0.66	11.56	0.37	0.19	3,445	60,708
Inferred	31.03	0.56	7.63	0.31	0.10	555	7,612

*Based upon a cut-off grade of 0.2 grams gold per tonne for oxide and transitional resources,

with a cut-off grade of 0.3 grams gold per tonne for sulphide resources.

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, ”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.